

16014474

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50591

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MMA Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore **(201)-284-4908**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kim Blackmore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMA Securities LLC for the year ended December 31, 2015 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Kim Blackmore
Director, Financial and Operations Principal

2/25/16
Date

Subscribed and sworn before me on this 25 day of February, 2016



VIRGINIA GARCIA-CEDENO
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2440585
MY COMMISSION EXPIRES NOVEMBER 18, 2018

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MMA Securities LLC:

We have audited the accompanying statement of financial condition of MMA Securities LLC. (formerly NIA Securities LLC) (the "Company") as of December 31, 2015, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MMA Securities LLC (formerly NIA Securities LLC). as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules (g) and (h) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2016

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 1,526,976
Prepaid expenses	91,575
Commissions receivable	74,041
Receivable from affiliates	45,121
Receivable from broker	43,837
TOTAL ASSETS	$ 1,781,550
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Payable to affiliates	$ 305,032
Accounts payable and accrued expenses	75,671
Total liabilities	380,703
MEMBER'S EQUITY:	1,400,847
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,781,550

See notes to financial statements

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 1,839,747
Total revenues	1,839,747
EXPENSES:	
Services purchased from affiliates	$ 747,695
Commissions	560,853
Professional services	95,375
Regulatory fees	65,141
Other	33,367
Total expenses	1,502,431
NET INCOME	$ 337,316

See notes to financial statements.

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 337,316
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(36,258)
Decrease in receivable from broker	678
Increase in prepaid expenses	(57,648)
Increase in payable to affiliates	273,487
Decrease in accounts payable and accrued expenses	(8,068)
Decrease in due to clearing organization	(141)
Net cash provided by operating activities	509,366
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net transfers to MMC cash management pool	(45,121)
Net cash used in investing activities	(45,121)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	500,000
Net cash provided by financing activities	500,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	964,245
CASH AND CASH EQUIVALENTS, JANUARY 1, 2015	562,731
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2015	$ 1,526,976

See notes to financial statements.

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

BALANCE, JANUARY 1, 2015	$ 563,531
Capital contribution	500,000
Net income	337,316
BALANCE, DECEMBER 31, 2015	$ 1,400,847

See notes to financial statements.

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. NATURE OF BUSINESS

MMA Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh McLennan Agency LLC ("MMA"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a licensed insurance agency in most states in the United States. On June 9, 2015, the Company changed its name from NIA Securities, LLC to MMA Securities LLC. On July 7, 2015, the Company was registered with the SEC as an investment advisor.

The Company provides the following services:

- retirement, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives;
- sale of mutual funds and variable products to individuals.

The Company does not hold customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events or transactions that occurred subsequent to December 31, 2015 through February 25, 2016 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the financial statements.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Commissions for sales of variable products, 401K plans and shares of open-end registered investment companies' products (mutual funds) are recorded when earned.

Fair Value of Financial Instruments - Substantially all of the Company's assets are carried at fair value or contracted amounts which approximate fair value. The Company's liabilities, such as payables, are recorded at amounts approximating fair value.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

Commissions Receivable - The Company's commissions receivable reflects commissions earned through December 31, 2015, but received in the subsequent period. Management has evaluated the receivables and determined that no allowance for doubtful accounts is required at December 31, 2015.

Income Tax - The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. At December 31, 2015, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2015.

3. MEMBER'S EQUITY

The Company received a capital contribution of $500,000 on October 30, 2015 from MMA.

4. RELATED PARTY TRANSACTIONS

Services purchased from affiliates include payments for compensation, benefits, travel, entertainment, and overhead costs such as facilities, equipment, and communications that MMC and MMA has made on behalf of the Company in connection with the Company's activities. Costs related to services purchased are stipulated in expense sharing agreements and are allocated to the Company based upon the time spent by the employees of MMC and MMA on the Company's activities. The costs paid for these services may not be representative of the costs that would have been incurred had the Company secured these services using independent outside contractors. The Company's services purchased from affiliates totaled $747,695 for the year ended December 31, 2015.

The Company conducts sales of certain exempt securities products in relation to MMA's 401K business for which it does not earn a net commission. Exempt securities revenues in the amount of $296,061 were passed through to MMA for the year ended December 31, 2015, which are included in commission expense on the statement of income.

As of December 31, 2015, the Company's receivable from affiliates balance of $45,121 is comprised of an interest bearing account. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2015, the Company's payables to affiliates balance of $305,032 primarily represent liabilities for the services purchased as well accounts payable invoices and commissions payable to registered representatives paid by MMA on behalf of the Company. Payables to affiliates are settled on a monthly basis.

5. RECEIVABLE FROM BROKER

As of December 31, 2015, the company has a $43,837 deposit on account with the Pershing LLC, which is classified as receivable from broker on the statement of financial condition.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, of $5,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,146,273 which was $1,120,893 in excess of its required net capital requirement of $25,380. The Company's aggregate indebtedness at December 31, 2015 was $380,703. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.

* * * * * *

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015 **Schedule g**

MEMBER'S EQUITY		$ 1,400,847
NONALLOWABLE ASSETS:		
Prepaid expenses	91,575	
Commissions receivable	74,041	
Receivable from affiliate	45,121	
Receivable from broker	43,837	
		254,574
NET CAPITAL		$ 1,146,273
AGGREGATE INDEBTEDNESS (From Statement of Financial Condition)		$ 380,703
NET CAPITAL REQUIRED (The greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 25,380
NET CAPITAL IN EXCESS OF REQUIREMENTS		$ 1,120,893
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.33

NOTE – There are no material differences between the amounts presented above and the amounts included in the Company's FOCUS report filed on January 25, 2016.

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(an Indirect Wholly-Owned subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015 **Schedule h**

The Company is exempt from the provisions of Rule 15c3-3(k) under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

MMA SECURITIES LLC
(formerly NIA Securities, LLC)
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-50591

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2015 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
MMA Securities LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MMA Securities LLC. (formerly NIA Securities LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. MMA Securities LLC.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger to the checks issued, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******762******************ALL FOR AADC 100
050591 FINRA DEC
MMA SECURITIES LLC
1166 AVENUE OF THE AMERICAS
NEW YORK NY 10036-2708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Blackmore (201)284-4908

2. A. General Assessment (item 2e from page 2) $ 3,901

B. Less payment made with SIPC-6 filed (exclude interest) (947)

7/16/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,954

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,954

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,954

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MMA Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director, Financial & Operations Principal
(Title)

Dated the 25 day of January, 20 16

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,839,749
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	278,834
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	544
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	2
Total deductions	279,380
2d. SIPC Net Operating Revenues	$ 1,560,369
2e. General Assessment @ .0025	$ 3,901

(to page 1, line 2.A.)



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
MMA Securities LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MMA Securities LLC. (formerly NIA Securities LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. MMA Securities LLC.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger to the checks issued, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******762*******************ALL FOR AADC 100
050591 FINRA DEC
MMA SECURITIES LLC
1166 AVENUE OF THE AMERICAS
NEW YORK NY 10036-2708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Blackmore (201)284-4908

2. A. General Assessment (item 2e from page 2) $ 3,901

B. Less payment made with SIPC-6 filed (exclude interest) (947)

7/16/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,954

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,954

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,954

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MMA Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director, Financial & Operations Principal
(Title)

Dated the 25 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,839,749

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts ______

Total additions ______

2c. Deductions

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 278,834

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions 544

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 2

Total deductions 279,380

2d. SIPC Net Operating Revenues $ 1,560,369

2e. General Assessment @ .0025 $ 3,901

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MMA Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MMA Securities LLC (formerly NIA Securities LLC) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2016

MMA Securities LLC
121 River St. – 5th floor
Hoboken, NJ 07030

MMA SECURITIES

Exemption Report

We as members of management of MMA Securities LLC (the "Company") are responsible for complying with 17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 (k) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2015 to December 31, 2015 without exception.




Kim Blackmore
Director, Financial and Operations Principal

Date